Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in “Risk Factors.”

Overview of Company

Dogness (International) Corporation (“Dogness” or the “Company”), is a BVI business company limited by shares incorporated under the laws of the British Virgin Islands (“BVI”) on July 11, 2016. We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries established in Delaware, mainland China, Hong Kong Special Administrative Region of the People’s Republic of China and British Virgin Islands. The Company, through its subsidiaries, is primarily engaged in the design, manufacturing and sales of various types of pet leashes, pet collars, pet harnesses, intelligent pet products and retractable leashes with products being sold all over the world mainly through distributions by large retailers.

Dongguan Jiasheng Enterprise Co., Ltd. (“Dongguan Jiasheng”) was incorporated in mainland China on May 15, 2009, and was established to develop and manufacture pet leash and related lanyard products. Dongguan Jiasheng is the main operating entity and is engaged in the research and development, manufacturing and distribution of various types of gift suspenders, pet belts ribbon, lace, elastic belt, computer jacquard ribbon and high-grade textile lace. Dogness (Hongkong) Pet’s Products Co., Limited (“HK Dogness”) and Jiasheng Enterprise (Hongkong) Co., Limited (“HK Jiasheng”) were incorporated in Hong Kong on March 10, 2009 and July 12, 2007, respectively, and were established to operate principally as trading companies.

A reorganization of the legal structure was completed on January 9, 2017. On January 9, 2017, the Controlling Shareholder transferred his 100% equity interests in HK Dogness and HK Jiasheng to the Company. After the reorganization, the Company ultimately owns 100% of the equity interests of the entities mentioned above. As of the date of this Report, the Controlling Shareholder owns a 63.01% equity interest of the Company.

Dogness Intelligent Technology (Dongguan) Co., Ltd. (“Dongguan Dogness”) was incorporated in China on October 26, 2016. Dongguan Dogness was established to operate principally as a holding company.

In January 2018, the Company formed a Delaware limited liability company, Dogness Group LLC, with its operation focusing primarily on promoting the Company’s pet products sales in the United States. In February 2018, Dogness Overseas Ltd, which is wholly owned by the Company, was established in the British Virgin Islands as a holding company. Dogness Overseas Ltd owns all of the interests in Dogness Group LLC.

On March 16, 2018, the Company entered into a share purchase agreement to acquire 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”). After the acquisition, Meijia became the Company’s wholly-owned subsidiary. Meijia owns the land use right to a land parcel of 19,144.54 square meters and a factory and office buildings of an aggregate of 18,912.38 square meters. This acquisition enables the Company to build its own facility instead of leasing manufacturing facilities and expand its production capacity sustainably to meet increased customer demand.

Dogness Pet Culture (Dongguan) Co., Ltd. (“Dogness Culture”) was incorporated on December 14, 2018. On January 15, 2020, the Company’s subsidiary, Dongguan Dogness, entered into an agreement with the original shareholder of Dogness Culture, who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture for a nominal fee. Dogness Culture was focusing on developing and expanding pet food market in China. As of the date of this filing, Dogness Culture is in the process of being liquidated.

Revenue by product category is summarized below:

	For the Six Months Ended December 31,
	2025		2024
Product	Revenue	% of total Revenue	Revenue	% of total Revenue
Traditional pet products	$5,343,190	69.3%	$4,660,824	38.6%
Intelligent pet products	1,701,321	22.1%	4,546,642	37.6%
Climbing hooks and others	666,390	8.6%	2,878,245	23.8%
Total	$7,710,901	100.0%	$12,085,711	100.0%

During the six months ended December 31, 2025, our products sold in 31 countries. Our major customers include Anyi trading, Mid Ocean Brands B.V., Velcro Europe S.A., Philips Domestic Appliances (China) Investment Co.,Ltd., Digital ID Limited, Costco, Trendspark, PetSmart, Petco, Pet Value, Walmart, Target, IKEA, SimplyShe, Pets at Home, PETZL, and Petmate. We also sold our products on popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and on those live streaming sales platforms hosted by influencers.

Export sales accounted for 72.8% and 66.1% of the total sales for the six months ended December 31, 2025 and 2024, respectively, while China domestic sales accounted for 27.2% and 33.9% for the six months ended December 31, 2025 and 2024, respectively. The breakdown of the sales by geographic location is shown below:

	For the Six Months Ended December 31,		For the Six Months Ended December 31,
	2025		2024
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue
Sales to international markets	$5,611,162	72.8%	$7,987,992	66.1%
Sales in China domestic market	2,099,739	27.2%	4,097,719	33.9%
Total	$7,710,901	100.0%	$12,085,711	100.0%

For the six months ended December 31, 2025, two customers accounted for 27.3% and 14.2% of the Company’s total revenue, respectively. For the six months ended December 31, 2024, four customers accounted for 26.4%, 13.3%, 12.8% and 11.1% of the Company’s total revenue, respectively.

Market outlook

The company’s operations will continue to be negatively affected by the ongoing trade dispute between China and the United States, which may result in uncertainties in our export sales in the coming months.

To mitigate the impact of weak sales, we are focusing on developing new customers and markets, as well as developing a new generation of intelligent pet products. We have expanded our sales channels from traditional trading to online shopping channels, which allows us to gain direct access to more potential customers from domestic and international markets. This is particularly important to attract younger generations who are more interested in our smart pet products. At the same time, we are implementing cost-saving measures to improve production efficiency and profit margins.

Our Growth Strategy

We are committed to enhancing profitability and cash flows through the following strategies:

Develop innovative products and services. We focus on developing and strengthening our brand identity and emphasizing our unique offerings for customers and promoting our strong value proposition. Through extensive and on-going customer research, we are gaining valuable insights into the wants and needs of our customers and we are developing solutions and communication strategies to address them. We continually seek opportunities to strengthen our merchandising capabilities, which allow us to provide a differentiated product assortment, including our exclusive smart pet specialty products and our proprietary brand offerings, to deliver innovative solutions and value to our customers. We believe developing innovative products will further differentiate us from our competitors, allow us to forge a strong relationship with our customers, build loyalty, enhance our market position, increase transaction size and enhance operating margins.

Mergers and Acquisitions. When capital permits, we intend to capitalize on the challenges that smaller companies are encountering in our industry by acquiring complementary companies at favorable prices. We believe that acquiring rather than building capacity is an option that may be more beneficial to us if replacement costs are higher than purchase prices. We continue to look into acquiring smaller pet product manufacturers in China as part of our expansion plans. Some of the companies we may seek to acquire are suppliers of the raw materials or components we purchase to manufacture our products to further expand and integrate the industrial chain. If we do acquire such companies, we will have greater control over our manufacturing cost. Our expansion strategy includes increasing our share in existing pet specialty products markets, penetrating new markets and achieving operating efficiencies and economies of scale in merchandising, distribution, information systems, procurement, and marketing, while providing a return on investment to our stockholders.

Supply Chain Efficiencies and Scale. We intend to streamline our supply chain process and leverage our economies of scale. We seek suppliers that will strategically partner with us to create long-term shareholder value. We also aim to scale our supply chain to accommodate growth, cut costs and improve efficiency and drive continuous improvement, mitigate supply chain risks, and develop innovative approaches to product development.

From a long-term perspective, we believe the above-mentioned strategic initiatives will still help our future sales growth. Through continuous endeavor for product innovation, better management of our capital expenditure and leveraging costs, we expect that we could further improve our sales and product margins to produce profitability and return on investment for our shareholders in the near future.

Results of Operations

Comparison of Operation Results for the six months ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the six months ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended December 31,
	2025		2024		Changes
	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%

Revenue	7,710,901	100.0%	$12,085,711	100.0%	(4,374,810)	(36.2)%
Cost of revenue	(6,843,935)	(88.8)%	(8,668,552)	(71.7)%	1,824,617	(21.0)%
Gross profit	866,966	11.2%	3,417,159	28.3%	(2,550,193)	(74.6)%
Operating expenses
Selling expenses	1,234,204	16.0%	624,410	5.2%	609,794	97.7%
General and administrative expenses	3,437,429	44.6%	4,312,486	35.7%	(875,057)	(20.3)%
R&D expense	533,477	6.9%	665,494	5.5%	(132,017)	(19.8)%
Impairment of investment in equity investees	1,123,200	14.6%	-	-%	1,123,200	-%
Total operating expenses	6,328,310	82.1%	5,602,390	46.4%	725,920	13.0%
Loss from operations	(5,461,344)	(70.8)%	(2,185,231)	(18.1)%	(3,276,113)	149.9%
Other income (expenses)
Interest income (expense), net	83,438	1.1%	6,884	0.1%	76,554	1,112.1%
Foreign exchange gain	(151,611)	(2.0)%	114,443	0.9%	(266,054)	(232.5)%
Other (expense) income	(13,613)	(0.2)%	41,357	0.3%	(54,970)	(132.9)%
Rental income from related parties, net	129,856	1.7%	107,737	0.9%	22,119	20.5%
Total other income	48,070	0.6%	270,421	2.2%	(222,351)	(82.2)%
Loss before income tax	(5,413,274)	(70.2)%	(1,914,810)	(15.8)%	(3,498,464)	182.7%
Income tax benefit	(238,272)	(3.1)%	(98,967)	(0.8)%	(139,305)	140.8%
Net loss	(5,175,002)	(67.1)%	$(1,815,843)	(15.0)%	(3,359,159)	185.0%

Revenue

Revenue decreased by $4.4 million, or 36.2%, from $12.1 million for the six months ended December 31, 2024 to $7.7 million for the six months ended December 31, 2025. The decrease in revenue was primarily attributable to the impact of United State’s tariff policies.

Revenue by Product Category

The breakdown of our revenue by product category is as follows:

	For the Six Months Ended December 31,
	2025		2024		Changes
Product	Amount	% of total Revenue	Amount	% of total Revenue	Amount	%
Traditional pet products	$5,343,190	69.3%	$4,660,824	38.6%	$682,366	14.6%
Intelligent pet products	1,701,321	22.1%	4,546,642	37.6%	(2,845,321)	(62.6)%
Climbing hooks and others	666,390	8.6%	2,878,245	23.8%	(2,211,855)	(76.8)%
Total	$7,710,901	100.0%	$12,085,711	100.0%	$(4,374,810)	(36.2)%

	Total revenue for six months ended December 31,		Units sold for six months ended December 31,				Average selling price		Price
Product	2025	2024	2025	2024	Variance in Units sold	% of units variance	2025	2024	Difference
Traditional pet products	$5,343,190	$4,660,824	8,709,534	8,432,234	277,300	3.3%	$0.6	$0.6	$-
Intelligent pet products	1,701,321	4,546,642	133,200	271,665	(138,465)	(51.0)%	12.8	16.7	(3.9)
Climbing hooks and others	666,390	2,878,245	332,348	1,305,341	(972,993)	(74.5)%	2.0	2.2	(0.2)
Total	$7,710,901	$12,085,711	9,175,082	10,009,240	(834,158)	(8.3)%	$0.8	$1.2	$(0.4)

Traditional pet products

Revenue from traditional pet products increased by $0.7 million, or 14.6%, from $4.7 million for the six months ended December 31, 2024 to $5.3 million for the six months ended December 31, 2025. The increase was mainly driven by increased sales volume for the six months ended December 31, 2025, compared to the six months ended December 31, 2024. Among the total revenue increase, $0.5 million was from sales to customers in international markets, and $0.2 million was from sales to customers in China domestic market, primarily due to increased orders from our current customers.

Intelligent pet products

Revenue from intelligent pet products decreased by $2.8 million, or 62.6%, from $4.5 million for the six months ended December 31, 2024, to $1.7 million for the six months ended December 31, 2025. The decrease was mainly driven by a decrease in sales volume and average selling price for the six months ended December 31, 2025, compared to the six months ended December 31, 2024. Among the total revenue decrease, $1.4 million decrease was from sales to customers in international markets and $1.5 million was from sales to customers in China domestic market, primarily due to decreased orders from our current customers.

Climbing hooks and others

Revenue from climbing hooks and others decreased by $2.2 million, or 76.8%, from $2.9 million for the six months ended December 31, 2024, to $0.7 million for the six months ended December 31, 2025. The decrease was mainly driven by decreased sales volume and average selling price during the six months ended December 31, 2025, compared to the six months ended December 31, 2024. Among the total revenue decrease, $1.5 million decrease was from sales to customers in international markets and $0.7 million was from sales to customers in China domestic market, primarily due to the decreased orders from our current customers.

Revenue by geographic location

The breakdown of our revenue by geographic location is as follows:

	For the Six Months Ended December 31,
	2025		2024		Changes
Geographic location	Revenue	% of total Revenue	Revenue	% of total Revenue	Amount	%
Mainland China	$2,099,739	27.2%	$4,097,719	33.9%	(1,997,980)	(48.8)%
United States	1,105,183	14.3%	2,504,361	20.7%	(1,399,178)	(55.9)%
Europe	1,523,501	19.8%	2,729,078	22.6%	(1,205,577)	(44.2)%
Japan and other Asian countries and regions	2,490,634	32.2%	2,118,320	17.5%	372,314	17.6%
Australia	141,318	1.8%	137,171	1.1%	4,147	3.0%
Canada	350,526	4.7%	202,396	1.7%	148,130	73.2%
Central and south America	-	-%	296,666	2.5%	(296,666)	(100.0)%
Total	$7,710,901	100%	$12,085,711	100.0%	(4,374,810)	(36.2)%

International sales products category

The breakdown of sales by products category in international markets is as follows:

	For the Six Months Ended December 31,
	2025		2024		Changes
Product	Revenue	% of total international revenue	Revenue	% of total international revenue	Amount	%
Traditional pet products	$4,382,120	78.1%	$3,925,135	49.2%	$456,985	11.6%
Intelligent pet products	1,096,063	19.5%	2,461,420	30.8%	(1,365,357)	(55.5)%
Climbing hooks and others	132,979	2.4%	1,601,437	20.0%	(1,468,458)	(91.7)%
Total international sales	$5,611,162	100.0%	$7,987,992	100.0%	$(2,376,830)	(29.8)%

Our total sales in international markets decreased by $2.4 million, or 29.8%, from $8.0 million for the year ended December 31, 2024 to $5.6 million for the six months ended December 31, 2025. The decrease in international markets sales driven by significant decrease in sales orders, due to the impact of United States’s tariff policies.

Our international sales of intelligent pet products and climbing hooks and others decreased by 55.5% and 91.7%, respectively, while international sales of traditional pet products increased by 11.6%.

Domestic sales by products category

The breakdown of sales by products categories in China domestic market is as follows:

	For the Six Months Ended December 31,
	2025		2024		Changes
Products	Revenue	% of total China domestic revenue	Revenue	% of total China domestic revenue	Amount	%
Traditional pet products	$961,070	45.8%	$735,689	17.9%	225,381	30.6%
Intelligent pet products	605,258	28.8%	2,085,222	50.9%	(1,479,964)	(71.0)%
Climbing hooks and others	533,411	25.4%	1,276,808	31.2%	(743,397)	(58.2)%
Total domestic sales	$2,099,739	100.0%	$4,097,719	100.0%	(1,997,980)	(48.8)%

Our domestic sales decreased by $2.0 million, or 48.8%, from $4.1 million for the six months ended December 31, 2024 to $2.1 million for the six months ended December 31, 2025. The decrease in our domestic market sales driven by significant decreased sales orders from our main customers, who are also affected by United States’s tariff policies, resulting in reduced demand for our products.

Our domestic sales of intelligent pet products and climbing hooks and others, decreased by 71.0% and 58.2%, respectively, while domestic sales of traditional pet products increased by 30.6%.

Cost of revenue

Our cost of revenue decreased by $1.8 million, or 21.0% from $8.7 million for the six months ended December 31, 2024 to $6.8 million for the six months ended December 31, 2025, due to a significant decrease in sales volume. As a percentage of revenue, the cost of goods sold increased by 17.1 percentage points to 88.8% for the six months ended December 31, 2025, compared to 71.7% for the six months ended December 31 2024.

Gross profit

Our gross profit decreased by $2.6 million, or 74.6%, from $3.4 million for the six months ended December 31, 2024 to $0.9 million for the six months ended December 31, 2025, primarily attributable to lower sales volume and reduced average selling price for intelligent pet products and climbing hooks and others products. Gross profit margin decreased to 11.2% for the six months ended December 31, 2025 from 28.3% for the six months ended December 31, 2024.

Gross profit by product category

The breakdown of gross profit by product categories is as follows:

	For the Six Months Ended December 31,
	2025		2024		Changes
Product	Amount	Gross profit %	Amount	Gross profit %	Amount	Gross profit pct
Traditional pet products	$490,544	9.2%	$631,352	13.5%	$(140,808)	(4.3	)pct.
Intelligent pet products	161,344	9.5%	1,449,164	31.9%	(1,287,820)	(22.4	)pct.
Climbing hooks and others	215,078	32.3%	1,336,643	46.4%	(1,121,565)	(14.1	)pct.
Total	$866,966	11.2%	$3,417,159	28.3%	$(2,550,193)	(17.1	)pct.

Gross profit for traditional pet products decreased by $0.1 million from $0.6 million for the six months ended December 31, 2024 to $0.5 million for the six months ended December 31, 2025. Gross profit margin decreased from 13.5% for the six months ended December 31, 2024 to 9.2% for the six months ended December 31, 2025, primarily due to an increase of unit cost.

Gross profit for intelligent pet products decreased by $1.3 million from $1.4 million for the six months ended December 31, 2024 to $0.2 million for the six months ended December 31, 2025, mainly driven by a 51.0% decrease in sales volume. Gross profit margin decreased by 22.4 percentage points from 31.9% for the six months ended December 31, 2024 to 9.5% for the six months ended December 31, 2025, mainly driven by decrease in average selling price.

Gross profit for climbing hook and others decreased by $1.1 million from $1.3 million for the six months ended December 31, 2024 to $0.2 million for the six months ended December 31, 2025, mainly driven by a 74.5% decrease in sales volume. Gross margin for climbing hooks and others decreased by 14.1 percentage points from 46.4% for the six months ended December 31, 2024 to 32.3% for the six months ended December 31, 2025, mainly due to a decrease in average selling price.

Expenses

	For the Six Months Ended December 31,
	2025		2024		Changes
	Amount	% of total Expenses	Amount	% of total Expenses	Amount	%
Selling expenses	$1,234,204	19.5%	$624,410	11.1%	$609,794	97.7%
General and administrative expenses	3,437,429	54.3%	4,312,486	77.0%	(875,057)	(20.3)%
Research and development expenses	533,477	8.4%	665,494	11.9%	(132,017)	(19.8)%
Impairment of investment in equity investees	1,123,200	17.8%	-	-%	1,123,200	-%
Total operating expenses	$6,328,310	100.0%	$5,602,390	100.0%	$725,920	13.0%

Selling expenses. Selling expenses primarily include expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, and shipping and delivery expenses. Selling expenses increased by $0.6 million, or 97.7% from $0.6 million for the six months ended December 31, 2024, to $1.2 million for the six months ended December 31, 2025. The increase was primarily attributable to the increase in entertainment fees and advertising fees for the six months ended December 31, 2025. As a percentage of sales, our selling expenses were 16.0% and 5.2% of our total revenue for the six months ended December 31, 2025, and 2024, respectively.

General and administrative expenses. Our general and administrative expenses include employee salaries, welfare and insurance expenses, depreciation and credit losses expenses, as well as consulting expenses. For the six months ended December 31, 2025, general and administrative expenses decreased by $0.9 million, or 20.3% from $4.3 million for the six months ended December 31, 2024 to $3.4 million for the six months ended December 31, 2025. The decrease was primarily due to the reduction in office renovation expenses, depreciation expenses and share-based compensation expenses. As a percentage of sales, our general and administrative expenses were 44.6% and 35.7% of our total revenue for the six months ended December 31, 2025 and 2024, respectively.

Research and development expenses. Our research and development expenses decreased by $0.1 million or 19.8%, from $0.7 million for the six months ended December 31, 2024, to $0.5 million for the six months ended December 31, 2025. As a percentage of sales, our research and development expenses were 6.9% and 5.5% of our total revenue for the six months ended December 31, 2025 and 2024, respectively. We expect research and development expenses to continue to increase as we expand our research and development activities to increase the use of environmentally-friendly materials and develop more new high-tech products to meet customer demands.

Impairment of investment in equity investees. We recorded a full impairment loss of $1,123,200 for the equity investment in Dogness Network Technology Co., Ltd (“Dogness Network”). On January 30, 2026, Dogness Network entered into liquidation procedure, due to continuous losses.

Other income, net. Other income primarily included interest income or expenses, foreign exchange gain or loss, rental income from related parties and other income or expenses. Other income decreased by $0.2 million, or 82.2%, from $0.3 million for the six months ended December 31, 2024 to $0.05 million for the six months ended December 31, 2025. The decrease was mainly attributable to increased foreign exchange loss for the six months ended December 31, 2025.

Income tax benefit. Income tax benefit increased by $0.1 million or 140.8%, from $0.1 million for the six months ended December 31, 2024 to $0.2 million for the six months ended December 31, 2025. The increase was mainly due to increased taxable loss.

Net loss. As a result of the foregoing, our net loss increased by $3.4 million or 185.0%, from $1.8 million for the six months ended December 31, 2024 to $5.2 million for the six months ended December 31, 2025.

Liquidity and Capital Resources

The following table sets forth summary of our cash flows for the years indicated:

	For the Six Months Ended December 31,
	2025	2024
Net cash (used in) provided by operating activities	$(1,614,750)	$937,089
Net cash used in investing activities	(4,386,993)	(1,049,924)
Net cash used in financing activities	(381,615)	(767,498)
Effect of exchange rate change on cash and cash equivalents	185,352	(18,339)
Net decrease in cash and cash equivalents	(6,198,006)	(898,672)
Cash and cash equivalents, beginning of year	12,831,485	6,956,434
Cash and cash equivalents, end of period	$6,633,479	$6,057,762

Operating Activities

Net cash used in operating activities was $1.6 million for the six months ended December 31, 2025, including net loss of $5.2 million, adjusted for non-cash items for $3.7 million (including depreciation and amortization of $1.4 million, impairment of long term investment of $1.1 million, inventory reserve of $0.7 million and amortization of right of use lease assets of $0.5 million). Changes in working capital had an immaterial net impact, primarily consisting of an increase in inventories of $0.2 million and a decrease in accrued expenses and other liabilities of $0.1 million, offset by an increase in lease liabilities of $0.2 million.

Net cash provided by operating activities was $0.9 million for the six months ended December 31, 2024, including net loss of $1.8 million, adjusted for non-cash items for $2.2 million (including depreciation and amortization of $1.4 million and amortization of right of use lease assets of $0.6 million) and adjustments for changes in working capital of $0.5 million , primarily consisting of an increase in accounts payable (including related parties)of $1.0 million , an increase in lease liability of $0.2 million, offset by an increase in accounts receivable (including related parties) of $0.6 million.

Investing Activities

Net cash used in investing activities was $4.4 million for the six months ended December 31, 2025, primarily due to the purchase of $4.4 million property, plant and equipment to improve our operations.

Net cash used in investing activities was $1.1 million for the six months ended December 31, 2024, primarily due to the purchase of $1.1 million property, plant and equipment to improve our production capacity.

Financing Activities

Net cash used in financing activities was $0.4 million for the six months ended December 31, 2025, primarily consisting of net repayments of bank loan of $0.5 million, partially offset by proceeds from related party loans of $0.1 million.

Net cash used in financing activities was $0.8 million for the six months ended December 31, 2024, primarily consisting of net repayments of bank loan of $0.3 million and repayment of related party loans of $0.5 million.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment (1)	$16,415,394	$1,124,537	$2,229,580	$2,446,559	$10,614,718
Bank loan (2)	3,684,117	3,031,411	652,706	-	-
Capital injection obligation (3)	425,110	425,110	-	-	-
Capital expenditures on Dongguan Jiasheng (4)	149,924	149,924	-	-	-
Capital expenditures on Dongguan Dogness (5)	1,156,628	1,156,628	-	-	-
Total	$21,831,173	$5,887,610	$2,882,286	$2,446,559	$10,614,718

(1)	The Company had various outstanding non-cancellable operating lease agreements.

(2)	As of December 31, 2025, the Company had a loan balance of $3.7 million (RMB25.8 million) borrowed from Dongguan Rural Commercial Bank. The loans have terms of eight years with a maturity date on July 16, 2028 with different effective interest rate.

(3)	The Company is obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2025, future registered capital contribution commitments for Meijia was $0.4 million (RMB2.9million). Subsequently to December 31, 2025, the Company further made additional capital contribution $0.2 million (RMB1.3 million) in Meijia. As of the date of this report, pursuant to the articles of incorporation of Meijia, the Company is obligated to contribute the remaining $0.2 million (RMB1.7 million) capital investment into Meijia .

(4)	Dongguan Jiasheng had a construction project which expanded from the original plan of building a warehouse, to build new manufacturing and operating facilities, which include warehouse, workshops, office building, security gate, employee apartment building, electrical transformer station and exhibition hall. The total budget is approximately $37.7 million (RMB263.5 million). As of June 30, 2022, the Company had completed this project and transferred all of the related CIP to fixed assets. As of December 31, 2025, the Company has made total payments of $37.6 million (RMB262.5 million) in connection to this project, which resulted in future minimum capital expenditure payments of $0.1 million (RMB1.0 million), the Company plan to pay remaining payments in twelve months after December 31, 2025.

(5)

Dongguan Dogness had a leasehold improvement comprise (i) executive accommodation facilities and (ii) research and development center infrastructure. The total budget is approximately $6.2 million (RMB43.4 million). As of December 31, 2025, the Company has made total payments of $5.0 million (RMB35.3 million) in connection to this project, which resulted in future minimum capital expenditure payments of $1.2 million (RMB8.1 million), the Company plan to pay remaining payments in twelve months after December 31, 2025.

Impact of Inflation

The Company’s business operations are affected by the inflation post pandemic. Inflation can have a significant impact on a company’s financial performance. Rising prices for raw materials, labor, and other costs can increase a company’s cost of goods sold, leading to lower gross margins and profitability. Additionally, inflation can increase the prices of products, which can lead to a decrease in demand for those products, ultimately affecting sales volume. Inflation can also impact a company’s expenses, such as salaries and benefits, rent, and utilities. As prices rise, these expenses can increase, leading to higher general and administrative expenses. Finally, inflation can impact a company’s debt service, as interest rates may rise, leading to higher borrowing costs.

Impact of Foreign Currency Fluctuations

Although all our raw material and production cost and expense were denominated in RMB, almost all our revenue were generated under agreements denominated in U.S. dollars. Export sales represent 72.8% and 66.1% of our revenue for the six months ended December 31, 2025 and 2024, respectively. Moreover, for the next few years we expect that the majority of our revenue from international sales will continue to be denominated in U.S. dollars. Having the substantial portion of our revenue contracts denominated in U.S. dollars while having most of our raw material and production costs and expenses denominated in RMB exposes us to risk, associated with exchange rate fluctuations vis-à-vis the U.S. dollar.

Foreign currency translation adjustments amounted to a gain of $2.3 million and a loss of $0.3 million for the six months ended December 31, 2025 and 2024, respectively. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statement of comprehensive loss. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	For the Six Months Ended December 31, 2025	For the Six Months Ended December 31, 2024	As of June 30, 2025
Period-end spot rate	$1=RMB 6.9931	$$1=RMB7.2993	$1=RMB7.1636
Average rate	$1=RMB 7.1235	$$1=RMB7.1767	$1=RMB7.2143

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended December 31, 2025 and 2024 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Critical Accounting Policies

We prepare our unaudited financial statements in conformity with accounting principles generally accepted by the United States of America (“U.S. GAAP”), which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our unaudited condensed consolidated financial condition and results of operations.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant, right-of-use assets (including lease liabilities) and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company follows ASC 606 Revenue from Contract with Customers (“ASC606”) in revenue recognition. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue is recognized when obligations under the terms of a contract with the Company’s customers are satisfied. Satisfaction of contract terms occur with the transfer of title of the Company’s products to the customers. Net sale is measured as the amount of consideration the Company expects to receive in exchange for transferring the goods to the wholesaler and retailers.

The amount of consideration the Company expects to receive consists of the sales price adjusted for any incentives if applicable. Such incentives do not represent a standalone value and are accounted for as a reduction of revenue in accordance with ASC 606. For the six months ended December 31, 2025 and 2024, the Company did not provide any sales incentives to its customers.

Incidental promotional items that are immaterial in the context of the contract are recognized as expense. Fees charged to customers for shipping and handling are included in net sales and the related costs incurred by the Company are included in cost of goods sold. In applying judgment, the Company considered customer expectations of performance, materiality and the core principles of ASC Topic 606. The Company’s performance obligations are generally transferred to the customer at a point in time. The Company’s contracts with customers generally do not include any variable consideration.

The Company’s revenue is primarily generated from the sales of pet products, including leashes, accessories, collars, harnesses and intelligent pet products, to wholesalers and retailers. Revenue is reported net of all value added taxes (“VAT”). The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

The Company also generates revenue by providing ribbon dyeing service and pet grooming services to customers. The Company utilizes its manufacturing capability and color dyeing technology to provide dyeing solutions to customers and apply dyes or pigments on ribbons made of textile materials such as fibers, yarns and fabrics to achieve customer desired color fastness and quality. The Company recognizes revenue at the point when dyeing solutions and related services are rendered, products after dyeing are delivered and accepted by the customers. The revenue from pet grooming services is recognized when the services are rendered.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contact assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing of when an order is placed and when shipment or delivery occurs.

As of December 31, 2025 and June 30, 2025, other than accounts receivable and advances from customers, the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its unaudited condensed consolidated balance sheet. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts by product and service types and geographic areas, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended December 31, 2025 and 2024 are disclosed in notes of the unaudited condensed consolidated financial statements.

Accounts Receivable, net

Accounts receivable are presented net of allowance for credit losses. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of income and comprehensive income.

Inventories, net

Inventories are stated at net realizable value using the weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and future demand of each type of inventories.

Leases

The Company is the lessee in a lease contract when the Company obtains the right to use the asset. Operating leases are included in the line items right-of-use asset, lease liabilities, current, and lease liabilities, long-term in the unaudited condensed consolidated balance sheet.

Right-of-use (“ROU”) asset represents the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligations to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the unaudited condensed consolidated balance sheet and are expensed on a straight-line basis over the lease term in the unaudited condensed consolidated statement of operations and comprehensive loss. The Company determines the lease term by agreement with lessor. As the Company’s lease does not provide implicit interest rate, the Company uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Income Tax

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Income taxes are accounted for using the asset and liability approach. Under this approach, income tax expense is recognized for the amount of taxes payable or refundable for the current year. Deferred income taxes assets and liabilities are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2025, the years from fiscal 2023 to fiscal 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC Tax authorities. For the Company’s Hong Kong subsidiaries, and U.S subsidiary, all tax years remain open for statutory examination by relevant tax authorities.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our unaudited condensed consolidated financial statements.